
YUKON TERRITORY
TERRITOIRE DU YUKON
NWT
TN-O
BRITISH COLUMBIA
COLOMBIE-BRITANNIQUE
ALASKA
USA
É-U d'A
ALBERTA
PACIFIC OCEAN
OCÉAN PACIFIQUE
CANADA
LEGEND / LÉGENDE
Provincial capital / Capitale provinciale
Other populated places / Autres lieux habités
Trans-Canada Highway / La Transcanadienne
Major road / Route principale
Ferry route / Traversier
International boundary / Frontière internationale
Provincial boundary / Limite provinciale
UNITED STATES OF AMERICA
ÉTATS-UNIS D'AMÉRIQUE
Scale / Échelle
Victoria
Ventura Claim
PROPERTY LOCATION

Fig. 1 VENTURA PROPERTY LOCATION MAP BC


981631
520475
686403
554534
520011
686385
686384
686383
520014
545213
533834
533833
533835
533836
686343
686323
1002042
520016
520012
536675
536679
92O.067
WYCOTT'S FLATS
DOG CREEK 4
Dog Creek
533559
533560
767302
526079
983142
526080
92O.058
CANOE CREEK 3
533745
533506
856815
856818
533504
856817
533502
92O.047
533560
356318
356368
356328
356317
356319
92O.049
0
2.75
5.5 km.

Fig. 2 VENTURA PROPERTY REGIONAL LOCATION MAP



Sec 17, TP 10
884
149
150
900
Sec 7, TP 10
526079
983142
92O.058
Sec 8, TP 10
526080
1017
DAM
DL 222
DL 3505
Sec 6, TP 10
Sec 5, TP 10
0
275
550 m.
Map center: 51° 33' 15" N, 122° 25' 46" W

Fig. 3 VENTURA PROPERTY MAP